

Mail Stop 3720

August 12, 2016

David S. Chernow
President and Chief Executive Officer
Select Medical Holdings Corp.
4714 Gettysburg Road
P.O. Box 2034
Mechanicsburg, Pennsylvania 17055

     Re: Select Medical Holdings Corp.
              Select Medical Corp.
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              Form 8-K Filed May 5, 2016
              File Nos. 001-34465 and 001-31441

Dear Mr. Chernow:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Celeste M. Murphy for

                      Larry Spirgel
                      Assistant Director
                      AD Office 11 – Telecommunications

cc: Marty Jackson, CFO